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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                                HNC Software Inc.
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                                (Name of Issuer)

                                  Common Stock
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                        (Title of Classes of Securities)

                                   40425P 107
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                                 (CUSIP Number)


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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                25 October, 1996
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             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                                Page 1 of 5 Pages
---------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the notes).
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CUSIP NO. 40425P 107             SCHEDULE 13D/A                Page 2 of 5 Pages

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1)    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      St. George's Trust Company Limited as Trustee for the Mulberry Trust
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [   ]
                                                                       (b) [   ]
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3)    SEC USE ONLY


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4)    SOURCE OF FUNDS*

      Shares of common stock of Retek Distribution Corporation
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5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [   ]
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6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
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                  7    SOLE VOTING POWER                        1,045,906 shares
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER                              0 shares
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER                   1,045,906 shares
PERSON WITH       --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER                         0 shares
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11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,045,906
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12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [   ]
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13)    Percent of Class Represented by Amount in Row (11)

       Approximately 6%
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14) Type of Reporting Person*

    Other -- Trust Company
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 40425P 107              SCHEDULE 13D/A               Page 3 of 5 Pages

Item 1. Security and Issuer

     This statement relates to the shares of common stock, $.0001 par value per share, of HNC Software Inc., a Delaware corporation (the "Issuer"). The address of the Issuer is 5930 Cornerstone Court West, San Diego, California 92121.


Item 2. Identity and Background

     St. George's Trust Company Limited (the "Trustee"), was incorporated in Bermuda by Private Act on December 2, 1970 and was licensed as a Trust Company on February 9, 1995. The principal business of the Trustee is the provision of trustee services, which services are carried out from its principal address of 73 Front Street, Penthouse, Hamilton, HM 12, Bermuda.

     The Trustee has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     The Trustee has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     The following persons are directors of the Trustee and hold executive positions:

          Donald P. Lines, President
          73 Front Street
          Penthouse
          Hamilton HM 12
          Bermuda

          President Millpoint Limited
          Bermudian

          Susan D. Wilson, Vice-President
          Masters Limited
          Bulls Head
          Dundonald Street
          Hamilton
          Bermuda

          President, Masters Limited
          Bermudian

          Jane M. Collis, Managing Director
          73 Front Street
          Penthouse
          Hamilton HM 12
          Bermuda

          Managing Director, St. George's Trust Company Limited
          Waterstreet Corporate Services Limited
          Canadian
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CUSIP NO. 40425P 107              SCHEDULE 13D/A               Page 4 of 5 Pages


     None of the above listed directors and officers has been convicted in a criminal proceeding. None of the above persons is subject to a judgment or final order as a result of civil proceedings.


Item 3. Source and Amount of Funds or Other Consideration

     The Trustee was a holder of shares of common stock of Retek Distribution Corporation (the "Retek Shares"), a British Virgin Islands corporation ("Retek"). As a result of an Exchange Agreement by and among the Issuer, Retek and the shareholders of Retek, dated October 26, 1996, all of the Retek Shares held by the Trustee were exchanged for shares of common stock of the Issuer.


Item 4. Purpose of Transaction

     The Trustee held the Retek Shares for investment purposes and holds the shares of the Issuer which it received in exchange for the Retek Shares for investment purposes.


Item 5. Interest in Securities of the Issuer

     The Trustee owns 1,045,906 shares of common stock of the Issuer which is approximately 6% of the total issued and outstanding shares. The Trustee has sole power to vote and dispose of such shares.

     The shares of the Issuer owned by the Trustee are held by the Trustee in a fiduciary capacity. Such shares do not constitute or form part of the assets of the Trustee but are and form part of the trust fund of the Mulberry Trust. None of the directors of the Trustee has any beneficial interest in any shares of the Issuer.


Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

     None.


Item 7. Material to Be Filed as Exhibits

     None.
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CUSIP NO. 40425P 107              SCHEDULE 13D/A               Page 5 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth on this statement is true, complete and correct.


                                                    March 18, 1997
                                        ----------------------------------------
                                                        (Date)

                                                    Jane M. Collis
                                        ----------------------------------------
                                                      (Signature)

                                                    Jane M. Collis
                                                 Managing Director of
                                           St. George's Trust Company Limited
                                        ----------------------------------------
                                                     (Name/Title)